MECHEL REPORTS 1Q2016 OPERATIONAL RESULTS

Moscow, Russia – June 23, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1Q2016 operational results.

Production and sales for 1Q2016

Production:

	1Q2016, thousand	1Q2015, thousand		1Q2016, thousand	4Q2015, thousand
Product Name	tonnes	tonnes		tonnes	tonnes
Run-of-Mine Coal	5,663	5,506	+3%	5,663	5,776	-2%

Pig Iron	1,005	1,051	-4%	1,005	1,006	0%

Steel	1,041	1,102	-6%	1,041	1,081	-4%

Electric power generation (thousand kWh)	963,434	1,168,791	-18%	963,434	1,033,832	-7%

Heat power generation (Gcal)	2,140,923	2,103,085	+2%	2,140,923	1,775,478	+21%

Sales:

	1Q2016, thousand	1Q2015, thousand		1Q2016, thousand	4Q2015, thousand
Product Name	tonnes	tonnes		tonnes	tonnes
Coking coal
concentrate	2,156	2,040	+6%	2,156	2,014	+7%

PCI	530	653	-19%	530	457	+16%

Anthracites	409	544	-25%	409	506	-19%

Steam coal	1,779	1,476	+21%	1,779	1,657	+7%

Iron ore concentrate	684	707	-3%	684	737	-7%

Coke	705	767	-8%	705	670	+5%

Ferrosilicon	25	22	+14%	25	19	+27%

Flat products	128	117	+9%	128	121	+6%

Long products	735	637	+15%	735	641	+15%

Billets	67	81	-17%	67	64	+5%

Hardware	159	171	-7%	159	162	-2%

Forgings	10	14	-24%	10	12	-12%

Stampings	15	13	+18%	15	17	-10%

Key investment projects progress

Universal rolling mill:

	1Q2016, thousand	1Q2015, thousand		1Q2016, thousand	4Q2015, thousand
	tonnes	tonnes		tonnes	tonnes
Rails, beams
and shapes	96	44	+120%	96	56	+74%

Elga Coal Complex:

	1Q2016, thousand	1Q2015, thousand		1Q2016, thousand	4Q2015, thousand
	tonnes	tonnes		tonnes	tonnes
Run-of-mine coal	993	841	+18%	993	962	+3%

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 1Q2016 operational results:

“In this reporting period, our company operated smoothly and stably, with positive results on many counts. Mechel’s coal mining remained at the previous quarter’s level. It is important to note that the share of coking coal in the first quarter’s mining volumes has increased. As for the situation in the coal markets, it has not changed — international coal producers are still under pressure from low prices. Nevertheless, in this year’s second quarter, coking coal prices have grown, albeit slightly, both domestically and internationally, and we consider that as an optimistic sign for the entire industry.

“Coking coal concentrate sales in 1Q2016 went up by 7% comparing to previous quarter due to contract sales to Asian steelmaking holdings. Most of our exports went to South Korea (+92% volumes comparing to previous quarter) and Japan (+57% volumes comparing to previous quarter), with Japan being our leading consumer in terms of volumes. Figures show that Japanese, South Korean and India’s demand for quality coking coal concentrate grows.

“The 16-percent increase in PCI sales comparing to the previous quarter was due to our cinching a new deal with one South Korean company. We have almost entirely redirected our PCI export flows from Europe to Southeast Asia which can currently offer more attractive margins.

“Our anthracite sales were negatively affected in this accounting period by the accumulation of our product stock in Temryuk due to our key European anthracite consumer’s request to put off shipments until this year’s second quarter. Most of our anthracite exports (over 80%) was directed to European clients.

“The notable seven-percent increase in steam coal sales versus previous quarter was primarily due to the increase of sales to China during the winter period. Steam coal from the Elga deposit is among the coals shipped to China.

“Our iron ore concentrate is used by the Group’s own enterprises which reduced consumption levels of iron ore in 1Q2016.

“Pig iron production in 1Q2016 remained at the same level as in the previous quarter, while steel production went slightly down due to planned repairs at one of Chelyabinsk Metallurgical Plant’s converters. At the same time, in 1Q2016 the plant’s universal rolling mill reached 50% of its project load and its maximum production level since launch. Rolls production at the mill went up by 74% comparing to 4Q2015. The mill has mastered production of two types of rails and 27 profiles of structural shapes widely used in construction. We plan to continue expanding our product range, including production of European-standard rails.

“In 1Q2016, as the new construction season began, we saw the so-called inertia of pent-up demand, which helped revitalize the rolls market and pushed up the rebar prices. We managed to increase sales of rebar and other types of long rolls by 15%. Moreover, due to our beginning to work according to the contract with Russian Railways, we have increased rail sales eight times comparing to previous quarter (from 7,300 tonnes in 4Q2015 to 53,700 tonnes in 1Q2016). Mechel’s share of Russia’s rail market has already reached 22%.

“Sales of flat rolls went up by 6% due to the expansion of Chelyabinsk Metallurgical Plant’s client base and growth of the plant’s direct sales, as well as the efficiency of our Mechel Service Global sales network in Europe.

“With the current ruble exchange rate, selling billets abroad is commercially viable. Free volumes of billets that are not involved in the group’s internal production chains are mostly directed to the European market (+5% in 1Q2016 as compared to 4Q2015).

“The growth of ferrosilicon sales is due to stable demand in Asia Pacific and the United States. In 1Q2016, after the anti-dumping investigation was halted, Bratsk Ferroalloy Plant resumed ferrosilicon sales to the United States.

“European Union’s weaker demand for forgings affected our forgings sales (-12% vs. 4Q2015). The 10-percent decrease of stampings sales comparing to 4Q2015 is due to the seasonal slump in demand from Russian engineering industries. Quarter-on-quarter, demand for stampings went up by 18% due to positive trends in Russian wagon making. We received more orders for parts used for production and repairs of railway wagons.

“In 1Q2016, the power segment’s facilities decreased production of electricity by 7% comparing to the previous period due to repairs at Southern Kuzbass Power Plant. The 21-percent increase in heat generation was due to the seasonal spike in demand.”

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Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.